                                                                               .
                                                                               .
                                                                               .

                                                                    Exhibit 99.1
CONTACTS:

LORUS THERAPEUTICS INC.             CANADIAN MEDIA CONTACT:             US MEDIA CONTACT
Corporate Communications            Eliza Walsh                         Jennifer Taylor
Grace Tse                           Mansfield Communications Inc.       Mansfield Communications Inc.
Tel: (416) 798-1200 ext. 380        Tel: (416) 599-0024                 Tel: (212) 370-5045
Email: ir@lorusthera.com            Email: eliza@mcipr.com              Email: jennifer@mcipr.com

     LORUS THERAPEUTICS INC. PUBLISHES PRECLINCAL RESULTS DESCRIBING NC 381,
                         A LUNG CANCER ANTI-TUMOR AGENT

     - Novel derivative of an anti-fungal drug with anti-tumor properties--

TSX:     LOR
OTC BB:  LORFF

TORONTO, CANADA, DECEMBER 1, 2003 - Scientists at Lorus Therapeutics Inc. ("Lorus") have published the results of investigations aimed at characterizing a clotrimazole (CLT) analogue, NC 381. CLT is an anti-fungal drug that has demonstrated anti-cancer activity but its potential is limited by the presence of high liver toxicity. The goal of the study was to develop a variation or analogue of CLT that maintained the anti-cancer activity without the toxic side effects. The results appear in an article entitled, "NC 381, A Novel Anti-cancer Agent, Arrests the Cell Cycle in G0-G1 and Inhibits Lung Tumor Cell Growth In Vitro and In Vivo" in a November electronic version of the Journal of Pharmacology and Experimental Therapeutics. The article will also be published in print in an upcoming issue of the journal.

The article explained that when a chemical component of CLT responsible for toxicity was removed in designing the analogue NC 381, the new drug inhibited the growth of cancer cells in vitro by a mechanism of action that was similar to CLT. Therefore, this new drug appears to be a safer agent that maintains anti-cancer activity.

Also, the clinical applicability of NC 381 was evaluated in a mouse model of human lung cancer. In this model, NC 381 treatment significantly inhibited tumor growth in vivo, demonstrating the potential of NC 381 for treatment of lung cancer.

                                     (more)

Lorus recently licensed NC 381 and the library of CLT analogs to Cyclacel Limited ("Cyclacel"), a UK-based biopharmaceutical company. Lorus received an upfront payment for the library including NC 381, and assuming all clinical development milestones are achieved by Cyclacel, Lorus will also receive milestone payments that total approximately US $11.6 million for NC 381 and for each of any other compounds developed from the compound library. In addition to these payments, Lorus will receive royalties based on product sales.

"Cyclacel has expertise in the area of drug development represented by anti-cancer agents like NC 381 and the other CLT analogs, and is an excellent partner for Lorus," said Dr. Jim Wright, CEO of Lorus. "This agreement is also consistent with Lorus' focus on progressing its strong preclinical and clinical programs that are now underway and showing very promising results."

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies. Lorus' goal is to capitalize on its research, pre-clinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer. Through its own discovery efforts and an active acquisition and in-licensing program, Lorus is building a portfolio of promising anti-cancer drugs. Late-stage clinical developments and marketing will be done in cooperation with strategic pharmaceutical partners. Founded in 1986, Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the OTC BB exchange under the symbol LORFF.

Forward Looking Statements
Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company's ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company's ability to attract and retain business partners and key personnel, future levels of government funding, the Company's ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information form, annual reports and 20-F filings. We undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: http://www.lorusthera.com.

                                      -30-